Filed pursuant to Rule 424(b)(3)
File No. 333-119338

May 14, 2008

SUPPLEMENT DATED MAY 14, 2008 TO PROSPECTUS DATED DECEMBER 3, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND APRIL PERFORMANCE UPDATE

FUND	APRIL	2008 YTD	Total NAV	NAV/Unit

Grant Park Futures Fund Class A Units	-0.13%	11.54%	$73.9M	$1,460.645
Grant Park Futures Fund Class B Units	-0.20%	11.23%	$444.6M	$1,270.947
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Grant Park’s positions in fixed income registered losses in April.  The majority of the setbacks came from long positions in the Japanese Government Bond (JGB) markets.  After an impressive rally in March, JGBs plummeted early in the month due to technical profit-taking by traders looking to get a jump on performance early in the new Japanese fiscal year.  Adding to the decline was a drop in demand for Japanese fixed income products as was witnessed through the poor results of 2008’s first Japanese bond auction.

Rallies in the U.S. equity markets moved against Grant Park’s short positions last month.  Speculators drove equity markets upwards on beliefs that the U.S. economy is slowly turning a corner.  Supporting these beliefs was news of large capital infusions at financial firms such as Lehman Brothers and UBS, and strong earnings reports from technology firms such as Google, IBM, and Intel.  Short positions in international equity indices, namely the Dax and Nikkei 225, also experienced setbacks on visions of an improving economy.

Long positions in the metals markets, namely gold, finished slightly negative this month.  Despite a steady uptrend in the first half of the month, gold ended April slightly lower.  Gold prices were driven down by many speculators liquidating their positions in response to a strengthening U.S. dollar.

Despite losses in the livestock sector, the softs/agriculturals portion of the portfolio produced modest gains this month.  Long positions in the corn and soybean markets became profitable as ongoing poor weather conditions tormented Midwest farming regions.  Delayed plantings due to heavy rains and cool temperatures fueled the upsurge.

Grant Park’s currency positions posted gains this month.  The effects of a rally in the U.S. dollar against the portfolio’s short positions were offset by profitable uptrends in various minor currency crosses.  Positions in the Mexican peso, Singapore dollar, South African rand, and Columbian peso contributed to the sector’s gains.

Long positions across the entire energy sector proved to be profitable this month as many of the energy markets hit new all-time highs.  Crude oil was the biggest contributor to the sector as it reached a high of $119.93 per barrel.  The rally in the crude markets was driven by supply concerns from some of the globe’s biggest oil producing nations.  Violence in Nigeria against various Exxon Mobil production facilities and refusal of OPEC to increase crude supply were the main drivers behind this month’s energy moves.

OTHER FUND NEWS
We are pleased to announce that your monthly Grant Park statements are now available via the Client Services link on our website at www.dearborncapital.com.  If you no longer wish to receive your paper copy via regular mail, you are asked to return a signed document acknowledging this which is available on our website.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,
David Kavanagh
President

Enclosures

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson Suite 600 Chicago, IL 60661 312.756.4450 312.756.4452 fax 800.217.7955
Performance Hotline: 866.516.1574 (Toll Free) www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
APRIL 30, 2008

Statement of Income

	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $	Month Total In US $	Year to Date Total In US $
Trading Income (Loss):
Realized Trading Income (Loss)	(153,408)	12,028,215	(911,312)	63,694,308	(1,064,720)	75,722,523
Change in Unrealized Income (Loss)	451,495	(227,563)	2,682,088	(510,485)	3,133,583	(738,048)
Brokerage Commissions	(12,753)	(67,301)	(75,756)	(365,771)	(88,509)	(433,072)
Exchange, Clearing Fees and NFA charges	(22,954)	(99,490)	(136,358)	(543,061)	(159,312)	(642,551)
Other Trading Costs	(59,595)	(243,451)	(354,022)	(1,330,356)	(413,617)	(1,573,807)
Change in Accrued Commissions	174	10,504	1,028	55,787	1,202	66,291

Net Trading Income (Loss)	202,959	11,400,914	1,205,668	61,000,422	1,408,627	72,401,336

Other Income:
Interest, U.S. Obligations	28,542	179,079	169,552	970,557	198,094	1,149,636
Interest, Other	144,112	701,391	856,092	3,817,450	1,000,204	4,518,841

Total Income (Loss)	375,613	12,281,384	2,231,312	65,788,429	2,606,925	78,069,813

Expenses:
Incentive Fees to Trading Managers	59,380	2,152,709	352,745	11,532,853	412,125	13,685,562
Administrative Fees	15,855	66,623	94,185	363,901	110,040	430,524
O&O Expenses	12,684	53,298	226,043	873,362	238,727	926,660
Brokerage Expenses	383,686	1,612,275	2,448,802	9,461,420	2,832,488	11,073,695
Illinois Replacement Tax

Total Expenses	471,605	3,884,905	3,121,775	22,231,536	3,593,380	26,116,441

Net Income (Loss)	(95,992)	8,396,479	(890,463)	43,556,893	(986,455)	51,953,372

Statement of Changes in Net Asset Value

Beginning Balance	75,081,916	72,077,907	437,524,068	383,607,889	512,605,984	455,685,796
Additions	567,890	5,299,569	11,870,358	30,124,083	12,438,248	35,423,652
Net Income (Loss)	(95,992)	8,396,478	(890,463)	43,556,893	(986,455)	51,953,371
Redemptions	(1,669,765)	(11,889,905)	(3,890,046)	(12,674,948)	(5,559,811)	(24,564,853)

Balance at APRIL 30, 2008	73,884,049	73,884,049	444,613,917	444,613,917	518,497,966	518,497,966
Total Units Held at End of The Period		50,583.15247		349,828.89800
Net Asset Value Per Unit		1,460.645		1,270.947
Rate of Return	-0.13%	11.54%	-0.20%	11.23%

To the best of my knowledge and belief the
information contained herein is accurate and complete.

 DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP